

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2024

Robert Ragusa
Chief Executive Officer
GRAIL, Inc.
1525 O'Brien Drive
Menlo Park, California

> **Re: GRAIL, Inc.**
> **Draft Registration Statement on Form 10-12B**
> **Submitted December 11, 2023**
> **CIK No. 0001699031**

Dear Robert Ragusa:

We have reviewed your draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 10-12B Submitted December 11, 2023

Summary, page 2

1.   We note that your summary appears to discuss primarily the positive aspects of your business. The information statement summary should provide a brief, but balanced, description of the key aspects of your business. Please revise the summary to also discuss the following points as discussed in the Risk Factors and other sections of the Information Statement:

- the fact that you do not currently have coverage and reimbursement from third-party payors, either private or government, for Galleri;

- that Galleri has not been approved by the FDA or equivalent foreign regulators and that the process of obtaining a PMA generally takes from one to three years, or even longer, from the time the application is submitted to the FDA;

- that while you have a number of clinical studies underway designed to evaluate the clinical validity of Galleri, your product is not yet, and may never be, listed in any guideline recommendations, even if approved by the FDA;

- that upon closing of the Spin-Off, your obligation to pay to Illumina a high-single digit royalty will resume, which was suspended while you were owned by Illumina and that it may be difficult for you to offset the costs of this royalty; and

- quantify your net losses for the financial periods presented in the filing and your accumulated deficit as of the most recent fiscal period presented in you filing.

2. Please clarify what it means for the Galleri test to be "clinically-validated" and who has made this determination. In this regard, we note that you have not received FDA approval for the Galleri test and your NHS Galleri and PATHFINDER 2 studies are still ongoing.

3. We note certain statements in your information statement that do not appear to be attributed to the company or an outside source. Please provide support for these statements or characterize the same as management's opinions or beliefs. For example, we note, without limitation, your statements:

- on page 2 that "Galleri detects a shared cancer signal across more than 50 types of cancer and can predict with high accuracy the specific organ or tissue type where the cancer signal originated;"

- on pages 3 and 19 that you estimate "[a]pproximately 67% of cancer deaths result from cancers that have no recommended screening guidelines;"

- on page 3 that "a recent analysis demonstrated that diagnosing cancer early could result in an estimated $26 billion in annual cost-savings in the United States;"

- on page 3 that "Galleri predicts the tissue type or organ associated with the cancer signal (the cancer signal origin) with high accuracy;"

- on page 3 that "Our clinical studies, including our early discovery work, have demonstrated robust and reproducible test performance;"

- on page 3 that you are "an early leader in MCED testing;"

- on page 4 that your "targeted methylation approach can detect lower levels of cancer signal in blood compared to the other approaches, enabling early cancer detection in asymptomatic individuals more efficiently compared to whole-genome methylation;"

- on page 118 that "It is estimated that the global economic cost of cancer from 2020 to 2050 will be approximately $25 trillion;"

- on page 119 that "Treatment costs increase by stage across all cancers, and treating cancers that are in more advanced stages can be up to two to four times more costly than treating cancers at earlier stages;" and

- on page 119 that "less common cancers . . . account for a majority of all cancer deaths."

4.   As a related matter, we note your disclosure that "Galleri detects a shared cancer signal across more than 50 types of cancer and can predict with high accuracy the specific organ or tissue type where the cancer signal originated, all from a simple blood draw." Please revise these and all similar statements in your registration statement to eliminate conclusions, predictions, or opinions that your product is effective or accurate, whether implicitly or impliedly. We do not object to the presentation of objective data without efficacy or accuracy determinations.

5.   We note your statement that "[w]e seek to use data from the NHS-Galleri Trial, together with data from our PATHFINDER 2 study, as well as supplemental data from other clinical studies, to support our planned PMA submission for Galleri in the United States." Here or elsewhere in the Information Statement, please explain why you intend to use data from the NHS-Galleri Trial and PATHFINDER 2 study to support your PMA submission rather than relying on data from other studies such as PATHFINDER or CCGA.

6.   We note your reference on page 2 to Grade A, B, and C recommendations. Please revise your disclosure to define and describe the significance of these grades. In addition, please clarify your reference to "these five standard of care single-cancer screening tests." Make conforming changes throughout your filing.

7.   At the first instance, please define the following terms or provide a cross reference to their definition elsewhere in the filing: methylation, targeted methylation, highly informative and low-noise methylation regions, interrogating mutations, chromosomal alterations, fragment lengths, and other genomic features, and describe their relevance to your statements about your product. As a related matter, we note your disclosure that "[i]n our head-to-head analyses, methylation exhibited stronger performance when compared to interrogating mutations, chromosomal alterations, fragment lengths, and other genomic features, either alone or in combination." Please revise your disclosure to briefly describe how you measure "performance," and include the relevant data from your head-to-head analyses supporting your belief that targeted methylation exhibited "stronger" performance when compared to other features. Make conforming changes throughout your filing.

8.   You disclose that you are developing your diagnostic aid for cancer ("DAC") test to accelerate diagnostic resolution for patients with non-specific signs and symptoms, but with a clinical suspicion of cancer. Please revise your disclosure to describe the status of your development efforts and your expected timeline for the development and commercialization of your DAC test. As a related matter, we note your reference to "other future products in development." Please identify any other products in development and

their relevant status.

Reasons for the Spin-Off, page 11

9. We note your disclosure that the Illumina Board also considered a number of potentially negative factors in evaluating the Spin-Off. Please revise your disclosure in this section to briefly describe these negative factors.

Risk Factors, page 28

10. Please revise your risk factor disclosures to include risks related to the regulatory proceedings described on page 96 in the Background of your spin-off transaction and on page F-35 in note 12 to your financial statements, including but not limited to any significant costs incurred or expected to be incurred related to GRAIL's intervention in the proceedings, risks related to the completion of the Separation and Distribution pursuant to the legal proceedings, reputational risk due to news media reports on the relevant regulatory intervention, and any other material risks.

Risks Relating to Our Business and Industry
We may be unable to develop and commercialize new products, including enhanced versions of current products., page 39

11. We note your statement that you "continue to expand [y]our research and development efforts to use [y]our proprietary methylation platform and [y]our large clinical and genomic datasets to develop enhanced versions of [y]our products and future products." Please briefly explain what changes or improvements you expect to make to the enhanced versions of your current products and if you believe these changes will impact your ability to rely on previously-collected data on earlier versions of your products in connection with your submission for marketing authorization (or certification) of your products.

Risks Relating to Regulation and Legal Compliance
Our multi-cancer detection tests are a new approach to cancer screening, which present a number of novel and complex issues. . ., page 59

12. We note your statement that "As part of our ongoing discussions with the FDA regarding the data that will be needed to support a PMA for a multi-cancer detection test based on a proposed intended use, the FDA has provided feedback regarding how it plans to assess the safety and effectiveness of our new version of Galleri based on potential intended use statements." Please briefly describe the feedback received from the FDA and clarify what you mean by the new version of Galleri.

Risks Related to Intellectual Property
If we are unable to obtain and maintain intellectual property protection for our technology. . ., page 75

13. We note your statement here that "eight of our in-licensed European patents and one of

our owned European patents have been subject to oppositions in Europe, as described below." However, we also note your statement on page 79 that you "faced three oppositions in Europe with respect to European patent number EP 3 363 901 B1 in-licensed from the Fred Hutchinson Cancer Center, European patent number EP 3 354 747 B1 in-licensed from The Chinese University of Hong Kong, and European patent number EP 3 478 856 B1 assigned to GRAIL, LLC," and your statement on page 147 that you "are currently facing oppositions from anonymous challengers against two of our in-licensed European patents and one of our owned patents." Please clarify if you received opposition to European patents other than EP 3 363 901 B1, EP 3 354 747 B1 and EP 3 478 856 B1.

Cautionary Statement Concerning Forward-Looking Statements, page 95

14.   We note your statements that "neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements" and "you are cautioned not to place undue reliance on such forward-looking statements as predictions of future performance or otherwise." Please revise these statements to remove any implication that investors are not entitled to rely on disclosure in your registration statement.

The Spin-Off
Background, page 96

15.   Please revise your disclosure describing the background of the spin-off transaction in this section to include a discussion of the regulatory proceedings initiated by the US Federal Trade Commission on March 30, 2021, described in Note 12 to your financial statements on page F-35 of your filing. In your discussion, please clarify whether and to what extent you expect the divestment of GRAIL, including Illumina's retention of the 14.5% ownership interest in GRAIL, to impact these proceedings.

Reasons for the Spin-Off, page 97

16.   You disclose that "[i]n connection with the EC Divestment Decision and with the goal of enhancing stockholder value, the Illumina Board conducted a process through which it considered a range of potential divestment transactions," and "[a]s part of this evaluation, Illumina retained outside advisors, and the Illumina Board considered a number of factors . . . ." To the extent that the board's decision to effect a spin-off was based in material part on the analysis or recommendation of these outside advisors, please identify the outside advisors and discuss the nature of the reports and recommendations provided by them to the Illumina board.

Reasons for Illumina's Retention of up to 14.5% of GRAIL Common Stock, page 99

17.   Please revise your disclosure to provide additional detail regarding the reasons for Illumina's retention of up to 14.5% of GRAIL common stock, including what is meant by

"investment purposes," and advise us of any specific plans Illumina currently has to dispose of such shares. Disclose whether there is any minimum period of time following the distribution during which Illumina will refrain from distributing its retained shares. In this regard, while your disclosure indicates that there is a maximum period of five years following the distribution to consummate a disposition of the retained equity, your disclosure does not address whether there are any active plans to dispose of such equity shortly after the distribution.

Business, page 113

18. Revise your disclosure to clarify whether cancer may be "cured" and if so, please provide a basis for your assertion that early detection results in discovering cancer "when it can be cured." Alternatively, please delete this statement.

19. You disclose that "key results from our interventional PATHFINDER study were generally consistent with data from our case-control CCGA study, which is evidence supporting the generalizability and robustness of Galleri." Please revise your disclosure to expand upon the key results to which you refer, describe what is meant by "generally consistent," and describe the significance of the "generalizability and robustness" of Galleri.

20. You disclose that your targeted methylation approach can detect lower levels of cancer signal in blood compared to other approaches. Please clarify the "other approaches" to which you refer.

Galleri Performance, page 123

21. We note your disclosure in the footnotes to your table that your false positive rate was based on participants with cancer status assessment at the end of your study. To provide investors with additional context needed to understand your data, please clarify the percentage of your study participants who received cancer status assessment at the end of your study, including whether any participants received a positive result without a status assessment, and therefore could be omitted from your false positive rate.

Our Products: Galleri and Beyond
Backed by robust analytical and clinical performance, page 124

22. We note your statement that you "established clinical validation using a locked assay and classifier in case-controlled and intended-use populations." Please expand on this statement to explain what locked assay and classifier and case-controlled mean in this context.

Galleri and standard of care performance, page 124

23. You disclose that your graphic presents the PPV and number of false positives associated with the current standard of care screening tests. Please disclose the source for your data

related to the current standard of care screening tests.

Precision Oncology Portfolio, page 129

24.   Please expand on your statement that "[t]he low input requirements support retrospective research studies" to explain what a low input requirement means in this context and how it supports retrospective research studies.

25.   We note your statement that you have "validated performance of our technology in an MRD setting, with sensitivity on par with tumor-informed methods." Please expand on this statement to note the measurement of sensitivity for both your technology and tumor-informed methods.

Our Clinical Studies, page 134

26.   We note your disclosure that your population-scale studies involve partnerships with numerous leading academic and cancer institutions and large community networks. Throughout your discussion of each of your clinical trials, please identify the relevant partners, academic and cancer institutions, and community networks to which you refer. Clarify who performed each of your studies and disclose whether any serious or unexpected adverse effects or other performance issues were identified. As a related matter, we note your statement that you "announced plans for a 100,000 individual real world study in the Medicare population." Here or elsewhere in the Information Statement, please expand on this statement to fully describe this planned study, including who is expected to perform the study and key inclusion criteria of the patients enrolled.

STRIVE, page 141

27.   We note your statement that "[w]e have not used other samples to analyze or validate performance in an asymptomatic and intended use population to date, and thus we have not reported any interim findings or results from STRIVE." Please clarify why you have not reported any interim findings or results from STRIVE and how this relates to not using other samples to analyze or validate performance.

SUMMIT, page 141

28.   Please note when the SUMMIT and SYMPLIFY studies were initiated and when you completed enrollment for each study.

Operations
Supply Chain and Agreements, page 145

29.   We note your disclosure that Madison is your sole supplier of tubes used for sample collection and Twist is the sole supplier of your DNA probes. Please file your supply agreements with Madison and Twist as exhibits to the Registration Statement or explain to us why you are not required to do so. Please refer to Item 601(b)(10)(ii)(B) of Regulation

S-K.

Intellectual Property, page 147

30. With respect to your material patents, please disclose the specific products, product groups and technologies to which such patents relate, whether they are owned or licensed, the type of patent protection you have, the expiration dates, the applicable jurisdictions, and whether there are any contested proceedings or third-party claims.

License Agreements with the Chinese University of Hong Kong, page 148

31. We note your disclosure that "To the extent our products use the licensed technology, we are required to pay the Chinese University of Hong Kong low single-digit percentage royalties on net sales of such products," and that "[u]nder these license agreements, you are obligated to use specified efforts to reach milestones relating to the development and sale of products that use the Chinese University of Hong Kong's technology, and our failure to do so could result in termination of the license agreements." Please note whether your existing products, including Galleri, your precision oncology portfolio, and DAC, use licensed technology such that you are required to pay the royalty on net sales of those products or if you reach certain milestones with respect to those products. If so, and to the extent material, please discuss these royalty payments and milestones in the Summary and Risk Factor sections of the Information Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, Adjusted EBITDA, page 179

32. We reference your adjustment number (5) for "Non-recurring transaction related compensation." Please quantify the amount of the adjustment related to retention bonuses. Tell us how you determined it is appropriate to adjust for such payments in the determination of your non-GAAP measures and clarify how such compensation differs from other compensation paid to employees and management. Refer to Question 100.01 of the Commission's Compliance and Disclosure Interpretation for Non-GAAP measures.

Certain Relationships and Related Party Transactions
Other Arrangements, page 204

33. We note your statement that "Prior to the Spin-Off, we have had various other arrangements with Illumina, including arrangements whereby. . . in connection with Illumina's acquisition of GRAIL in 2021, Illumina issued contingent value rights ("CVRs") representing the right to receive future cash payments on a quarterly basis representing a pro rata portion of certain GRAIL-related revenues." Please clarify to whom the CVRs were issued and if there will be any material obligations to make payments following the Spin-Off.

<u>Consolidated Statement of Operations, page F-4</u>

34.   We see from page 176 that you recognized $15.7 million of development services revenue. Please tell us why you do not separately present the service revenue and related costs of revenues on the face of the statement of operations under Rule 5-03(b)(1)(a) of Regulation S-X.

<u>Audited Consolidated Financial Statements</u>
<u>Note 8. Stock Incentive Awards, page F-26</u>

35.   We note your disclosure on page F-26 you use independent valuation experts and analyses to value the cash based equity awards. Please tell us the nature and extent of the valuation experts involvement and whether you believe the valuation expert was acting as an expert as defined under Section 11(a) of the Securities Act of 1933 and Section 436(b) of Regulation C, such that you must disclose the name of the valuation expert in the Form 10 along with a consent from the valuation expert once the Form 10 is publicly filed. If you conclude the valuation expert is not considered an expert under the Securities Act, please revise your filing to clarify.

        Please contact Kristin Lochhead at 202-551-3664 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Katherine Bagley at 202-551-2545 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Industrial Applications and
                                                Services

cc: Ross McAloon, Esq.